As filed with the Securities and Exchange Commission on January 12, 2010

File No. 812-13442

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER RULE 17D-

1 UNDER THE INVESTMENT COMPANY ACT OF 1940

TO PERMIT CERTAIN JOINT TRANSACTIONS

MARTIN CURRIE INC

MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED

MC CHINA LIMITED

THE CHINA FUND, INC.

CHINA DEVELOPMENT CAPITAL PARTNERSHIP MASTER FUND LP

CHINA DEVELOPMENT CAPITAL GP LIMITED

CHINA HEALTHCARE PARTNERSHIP MASTER FUND LP

CHINA HEALTHCARE GP LIMITED

Communications, Notice and Order to:

Gregory D. Sheehan

George Braxton Raine

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

(617) 951-7000

With copies to:

Mary Moran Zeven

The China Fund, Inc.

c/o State Street Bank & Trust

2 Avenue de Lafayette, 6th Floor

P.O. Box 5049

Boston, Massachusetts 02206-5049

(888) 246-2255

and

James Fairweather

Martin Currie (Holdings) Limited

Saltire Court

20 Castle Terrace

Edinburgh EH1 2ES

(011) 44-131-229-5252

and

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019-6131

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:	Application for an Order under Rule 17d-1 under the Investment Company Act of 1940 To Permit Certain Joint Transactions
MARTIN CURRIE INC
MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED
MC CHINA LIMITED
THE CHINA FUND, INC.
CHINA DEVELOPMENT CAPITAL PARTNERSHIP MASTER FUND LP
CHINA DEVELOPMENT CAPITAL GP LIMITED
CHINA HEALTHCARE PARTNERSHIP MASTER FUND LP
CHINA HEALTHCARE GP LIMITED

File No. 812-13442

I.              Summary of Application

Martin Currie Inc (“MCI”), Martin Currie Investment Management Limited (“MCIM”), MC China Limited (“MC China”), The China Fund, Inc. (“CHN”), China Development Capital Partnership Master Fund LP (“CDCP Master”), and China Development Capital GP Limited (“CDCP GP”), China Healthcare Partnership Master Fund LP (“CHP Master”), and China Healthcare GP Limited (“CHP GP”) (collectively, the “Applicants”) hereby seek an order from the Securities and Exchange Commission (the “Commission”) under rule 17d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the extent necessary to permit CHN and any other Registered Fund (as defined below) that now or in the future is advised by MCIM, MCI or an entity controlling, controlled by, or under common control with MCIM or MCI (collectively, with MCIM and MCI, the “Adviser”) to (a) co-invest with the Unregistered Accounts (as defined below) in private placement securities; (b) make follow-on investments in private placement securities of such issuers (“Follow-On Investments”); and (c) exercise warrants, conversion privileges, and other rights associated with private placement securities acquired under (a) and (b) above (the potential actions described in

(a), (b) and (c) being collectively referred to herein as the “Proposed Co-Investments”).(1)  For purposes of making Proposed Co-Investments, the Applicants consider “private placement securities” to be any equity or debt securities that are not listed (or approved for listing) on a securities exchange or otherwise publicly offered, which may include so-called “private equity” investments.

II.            Background

A.            MCI and MCIM

MCI is a corporation organized under the laws of New York in 1978 and is an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”).  MCI is also authorized and regulated in the conduct of its investment business by the Financial Services Authority of the United Kingdom (the “FSA”), an independent non-governmental body, given statutory powers by the Financial Sources and Market Act of 2000.  MCI is a wholly-owned subsidiary of Martin Currie Limited (“MC Ltd.”), a privately held limited corporation incorporated under the laws of Scotland that is described in more detail below. As of September 30, 2009, MCI has approximately $5.9 billion (including unrealized appreciation) in assets under management or subject to advisory contracts.

MCIM is a corporation organized under the laws of Scotland. MCIM acts as an investment adviser solely to offshore private funds and other non-U.S. persons and is registered with the Commission under the Advisers Act.  MCIM is also authorized and regulated in the conduct of its investment business by the FSA.  MCIM is a wholly-owned subsidiary of MC Ltd. and, as such, an affiliated person of MCI within the meaning of section 2(a)(3)(C) of the 1940 Act and provides investment research and administration services to MCI.  As of September 30, 2009, MCIM has approximately $13.2 billion (including unrealized appreciation) in assets under management or subject to advisory contracts.

Currently MCI’s and MCIM’s overseas private company investment strategies are focused on investing in various jurisdictions, particularly in China.  In carrying out these investment strategies, both MCI and MCIM seek investment opportunities in privately held companies which MCI or MCIM, as the case may be, believes have growth potential but that are undervalued and consequently do not currently attract significant institutional investment.  Each of MCI and MCIM intends to engage with such companies, taking board representation where appropriate, in order to increase the market capitalization of the companies in which they invest to a level which MCI or MCIM, as the case may be, believes is more attractive to institutional investment, and may lead to an initial public offering in the medium to long term. However board participation will not necessarily be a precondition for investment.

(1) All entities that currently intend to rely upon the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application.

Both MCI and MCIM intend to identify such investment opportunities through an extensive research program that includes company visits and calls.  MCI and MCIM also use ideas generated by local analysts employed by Heartland Capital Investment Consultancy (“HCIC”) and apply global themes as appropriate.  MCI and MCIM are attentive to macroeconomic trends, government policies and pricing anomalies that may benefit prospective companies.  Specifically, MCI and MCIM will take into consideration the following factors when finding the best opportunities in China.

•      A credible management owning equity in the company.

•      High growth with sustainable margins.

•      A balance sheet unhampered by high accounts receivables and intra-group transactions.

•      Minimum exposure to the state-owned sector.

MCI and MCIM are part of a group of companies owned by MC Ltd., which is wholly-owned by Martin Currie (Holdings) Limited.  Voting securities of Martin Currie (Holdings) Limited are in turn owned 24.9% by a consortium of private investors and 75.1% by employees of Martin Currie entities.  The group of companies owned by MC Ltd. includes five operating subsidiaries: MCI, MCIM, Martin Currie Unit Trusts Ltd, Martin Currie (Bermuda) Limited and Martin Currie Investor Services Inc. (collectively, with Martin Currie (Holdings) Limited, the “Martin Currie Group”).  Martin Currie Investor Services Inc. is a Delaware corporation registered with the SEC as a broker dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”).  The Martin Currie Group is a leading Scottish investment management company, privately owned, controlled and managed by its full time executives, founded in 1881. The principal address of the Martin Currie Group and MC Ltd. is Saltire Court, 20 Castle Terrace, Edinburgh, Scotland EH1 2ES, United Kingdom.  The Martin Currie Group has been investing in emerging markets since the 1930s and has been managing open-ended specialist country funds since the early 1990s.  As of September 30, 2009, the Martin Currie Group had assets under management totaling approximately $19.1 billion.  Client assets managed by the Martin Currie Group that are invested primarily in the Asia Pacific region (excluding Japan) as of September 30, 2009 amount to approximately $7.9 billion.

B.            CHN

CHN was incorporated under the laws of Maryland on April 28, 1992 and is registered as a non-diversified closed-end management investment company under the 1940 Act.  As of October 31, 2009, CHN had total assets of $620.5 million and 22,781,762 shares of common stock outstanding.  Common shares of CHN are traded on the New York Stock Exchange.

CHN’s investment objective is long-term capital appreciation.  CHN seeks to achieve its objective by investing primarily in equity securities of companies and other entities with significant assets, investments, production activities, trading or other business interests in China, or which derive a significant part of their revenue from China (collectively, “China companies”).  Some of these securities may constitute securities that, at the time of investment, are not listed (or approved for listing) on a securities exchange (“Direct Investments”).

It is the policy of CHN, under normal market conditions, to invest substantially all, but not less than 65%, of its assets in equity securities of China companies. CHN also has a policy to invest at least 80% of its assets in China and Taiwan companies. For purposes of these policies, “China” means the People’s Republic of China, which includes Hong Kong. To the extent CHN’s assets are not invested in equity securities of China companies, CHN’s assets will be invested in debt securities.

CHN may invest up to 25% of the proceeds of its offerings of its outstanding common stock in Direct Investments. Only a limited number of Chinese companies are currently listed and many are, therefore, only accessible by making Direct Investments.

CHN intends to continue to be treated and to qualify each year as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). To the extent it qualifies for treatment as a RIC and satisfies the  distribution requirements applicable to a RIC, CHN will not be subject to U.S. federal income tax on income paid to its stockholders in the form of dividends or capital gain distributions.

The CHN board of directors (the “Board”) consists of six persons, each of whom is not an “interested person” within the meaning of Section 2(a)(19) of the 1940 Act (an “Independent Director”).  The Board is responsible for the general supervision of the operations of CHN and performs the duties imposed on the Board by the 1940 Act and applicable Maryland law.

MCI is the investment manager for CHN’s assets invested in listed securities (the “Listed Assets”).  MCI receives a fee, computed weekly and payable monthly, at the following annual rates: 0.70% of the first $315 million of CHN’s average weekly net assets invested in Listed Assets; and 0.50% of CHN’s average weekly net assets invested in the Listed Assets in excess of $315 million.

In April 2007, MCI was also appointed as the investment manager for CHN’s assets invested in Direct Investments. For this MCI receives a fee computed weekly and payable monthly, at an annual rate of 2.00% of the average weekly value of CHN’s assets invested in Direct Investments.

State Street Bank and Trust Company (“State Street”), located at State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, acts as administrator to CHN pursuant to an Administration Agreement.  State Street also serves as custodian for CHN’s assets.  State Street is not affiliated with MCI or MCIM.

From time to time, MCI and MCIM, or another Adviser, may act as investment adviser to other closed-end, or open-end, management investment companies registered under the 1940 Act (each a “Registered Fund” and together with CHN, the “Registered Funds”), whether currently existing or subsequently formed, that engage in investment activities similar to those engaged in by CHN.

C.            MC China

MC China was incorporated in Bermuda on March 22, 2006 and is a 50/50 joint venture between MC Ltd. and Heartland Capital Management Limited (“Heartland”).  Neither MC China nor Heartland is registered as an investment adviser under the Advisers Act.  Heartland is wholly-owned and controlled by Chris Ruffle and Shifeng Ke, who are also employees of Heartland and who, through an employee-sharing or “secondment” arrangement, have been engaged by (and are overseen as associated persons by) MCI and MCIM to serve as portfolio managers for CHN and the Unregistered Accounts (as defined below), respectively.  The purpose in creating MC China was to develop the prospects of long-term commitment by the portfolio managers and greater alignment of interest between the portfolio managers and clients of the Martin Currie Group. As discussed in greater detail below under “Unregistered Accounts,” MC China is entitled to both a management fee and carried interest from CDCP GP.  HCIC is a wholly-owned subsidiary of MC China and a wholly-owned enterprise under Chinese law.

D.            Unregistered Accounts

MCI, MCIM and MC China currently manage a number of accounts that are not registered investment companies, and two such accounts that are managed by MC China currently expect to be actively participating in the Proposed Co-Investments.  These accounts, CDCP Master and CHP Master, are investment pools organized as Bermuda limited partnerships that qualify for exception from the definition of investment company by reason of Section 3(c)(7) of the 1940 Act.

CDCP Master has an investment objective to achieve long-term capital appreciation through investment in small, listed Chinese-based companies that have the majority of their business operations in the Greater China region.  Up to 25% of CDCP Master’s investment portfolio may be invested in Chinese-based companies that are not listed.

CDCP GP is the general partner to CDCP Master.  CDCP GP is a company incorporated in Bermuda and a wholly-owned subsidiary of MC Ltd.  CDCP GP, on behalf of CDCP Master, has appointed MC China as manager to procure investment management services for CDCP Master.  MC China has appointed MCIM as the investment manager to CDCP Master, and MCIM will identify, select and negotiate potential investments in accordance with investment guidelines established by CDCP GP.  Either or both of MC China or MCIM may employ the services of one or more local investment analysts in and around China at their own cost.  CDCP Master has total available capital as of December 31, 2009 of $179.3 million.  CDCP Master has drawn approximately $123.85.0 million of its total available capital and currently has 3 limited partners.

CDCP GP is entitled to a management fee each year at the annual rate of 1.5% of the net asset value of CDCP Master, accruing quarterly on each valuation day and payable quarterly in arrears (the “CDCP Management Fee”).  CDCP GP is also entitled to a carried interest of 20% of all of CDCP Master’s distributions after, and subject to, its investors first having received repayment of their commitments advanced to CDCP Master plus a hurdle rate of return thereon of 6% per annum (the “CDCP Carried Interest”).

CDCP GP is responsible for paying the CDCP Management Fee and CDCP Carried Interest of MC China out of its own assets.  MC China is entitled to a CDCP Management Fee from CDCP GP which in turn is paid to MCIM after covering the direct costs of MC China (currently 80% of the CDCP Management Fee is paid to MCIM from MC China).  HCIC is fully funded by MC China, and the operating costs of HCIC are direct costs of MC China.  MC China is also entitled to the CDCP Carried Interest because of its appointment as manager to CDCP Master.  MCIM, acting on its own behalf and on behalf of MCI (pursuant to an intercompany administrative arrangement), is responsible for paying the fees of Heartland, and such fees will be paid out of MCIM’s assets, which is in the amount of 50% of the net fees it receives from MC China, less 50% of the operating costs of Heartland (Shanghai) Investment Consulting Co. Ltd (“HICC”).  HICC is 51%-owned by China Securities Corporation (“CSC”), which is a corporation located in China with no other affiliation to the Applicants, and 49%-owned by MCIM, and its operating costs relate solely to the leasing of offices used by HCIC and MCIM.  The payments by MCIM (including on behalf of MCI) to Heartland are pursuant to the “secondment” arrangement described above, under which Chris Ruffle and Shifeng Ke have been engaged by (and are overseen as associated persons by) MCI and MCIM to serve as portfolio managers for CHN and the Unregistered Accounts (as defined below), respectively.  MCIM also pays Heartland 50% of its management fees, net of any operating costs of HCIC, received from any “new book” clients (which includes CDCP Master but excludes CHP Master) and MCIM pays Heartland 15% of its management fees received and 48.5% of its performance fees received from “old book” clients (which includes CHN).  The applicable out-of-pocket expenses for each of CDCP GP, MC China and MCIM are borne by CDCP Master.

CHP Master has an investment objective to achieve long-term capital appreciation through investment in equity or equity-related securities of companies or other business forms operating in the Healthcare/Life Sciences Sector that are based in the Greater China region. Up to 30% of CHP Master’s investment portfolio may be invested in Chinese-based companies that are not listed.

CHP GP is the general partner to CHP Master.  CHP GP is a limited liability company incorporated in Bermuda and a wholly-owned subsidiary of MC Ltd. CHP GP, on behalf of CHP Master, has appointed MC China as manager to procure investment management services for CHP Master.  MC China has appointed MCIM as the investment manager to CHP Master, and MCIM will identify, select and negotiate potential investments in accordance with investment guidelines established by CHP GP.  Either or both of MC China or MCIM may employ the services of one or more local investment analysts in and around China at their own cost.  CHP Master has total available capital as of December 31, 2009, of $73.3 million.  CHP Master has drawn approximately $47.5 million of its total available capital and currently has 13 limited partners.

CHP GP is entitled to a management fee each year at the annual rate of 1.5% of the net asset value of CHP Master, accruing quarterly on each valuation day and payable quarterly in arrears (the “CHP Management Fee”).  CHP GP is also entitled to a carried interest of 20% of all of CHP Master’s distributions after, and subject to, its investors first having received repayment of their commitments advanced to CHP Master plus a hurdle rate of return thereon of 6% per annum (the “CHP Carried Interest”).

CHP GP is responsible for paying CHP Management Fee and CHP Carried Interest of MC China and MCIM out of its own assets.  MC China is entitled to 62.5% of the CHP Management Fee from CHP GP. MCIM is entitled to 37.5% of the CHP Management Fee directly from CHP GP. MC China is also entitled to 75% of the CHP Carried Interest because of its appointment as manager to CHP Master. 25% of the CHP Carried Interest is paid directly to MCIM by CHP GP. MCIM pays 60% of the portion of the CHP Management Fee that it receives and 33.333% of the CHP Carried Interest that it receives to Heartland. The payments by MCIM (including on behalf of MCI) to Heartland are pursuant to the “secondment” arrangement described above, under which Chris Ruffle and Shifeng Ke have been engaged by (and are overseen as associated persons by) MCI and MCIM to serve as portfolio managers for CHN and the Unregistered Accounts (as defined below), respectively.  The applicable out-of-pocket expenses for each of CHP GP, MC China and MCIM are borne by CHP Master.

Furthermore, MCI, MCIM, MC China or another Adviser may serve as an investment manager for separately managed accounts, advisory account programs, retirement accounts or unaffiliated investment pools that may co-invest alongside Registered Funds, CDCP Master, CHP Master or other unregistered accounts and from which such Adviser collects a performance-based fee. For instance, this may include certain client accounts which the Adviser has structured to mirror the investment strategies of CDCP Master or CHP Master.  In addition to these accounts, from time to time MCI, MCIM, MC China or another Adviser may manage other accounts that are not registered investment companies in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act (all such accounts described in this paragraph, together with CDCP Master and CHP Master, the “Unregistered Accounts”).

E.            Relationships Among MCI, MCIM, MC China, Heartland, HCIC, HICC, CDCP GP, CHP GP, Chris Ruffle, Shifeng Ke, CHN and the Unregistered Accounts

For purposes of clarity, the relationships among the Applicants and the above-referenced entities, as discussed above, are further summarized as set forth in this paragraph.  MC Ltd. is the sole owner of MCI and MCIM, each of which is a registered investment adviser.  MCI serves as investment adviser to CHN and some of the Unregistered Accounts, not including CDCP Master and CHP Master.  MCIM serves as investment adviser to other Unregistered Accounts, including CDCP Master and CHP Master.  MC Ltd. is also the sole owner of CDCP GP, which is the general partner to CDCP Master, and CHP GP, which is the general partner to CHP Master.  MC China, which is 50%-owned by MC Ltd. and 50%-owned by Heartland, has been appointed by CDCP Master and CHP Master (acting through CDCP GP and CHP GP in their capacity as general partner for CDCP Master and CHP Master, respectively) to serve as manager to CDCP Master and CHP Master, though MC China does not provide active portfolio management advice or services to either of these entities.  MC China has, in turn, appointed MCIM as investment adviser to CDCP Master and CHP Master.  Heartland is wholly-owned by Chris Ruffle and Shifeng Ke, who have been engaged by (and are overseen as associated persons by) MCI and MCIM to serve as portfolio managers for CHN and Unregistered Accounts investing in China, and elsewhere in Asia, respectively, pursuant to the “secondment” arrangement described above.  Under the terms of such “secondment” arrangement, MCIM, on behalf of itself and on behalf of MCI, pays Heartland certain fees out of its own assets.  HICC, which is 49%-owned by MCIM and 51%-owned by CSC, provides office facilities to MCIM and HCIC, for which it is compensated by MCIM and MC China.  HCIC, which is wholly-owned and fully funded by MC China, provides investment analysis and related services to MCI and MCIM through MC China, which services are used by MCI and MCIM in managing CHN and the Unregistered Accounts.  In return for the services described in the foregoing sentence, MC China receives fees from CDCP GP and CHP GP, as described above.

F.            Co-Investment

The Applicants believe that it is in the best interests of CHN to be able to co-invest with the Unregistered Accounts and other Registered Funds. However, such co-investments may be prohibited under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Section 17(d), as implemented by Rule 17d-1 thereunder, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the 1940 Act) and principal underwriters of a registered investment company and affiliated persons of such affiliated persons and principal underwriters from participating as principals in any joint arrangement with such registered investment company unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1.  The Unregistered Accounts may be subject to the prohibitions of Rule 17d-1 because CHN and each of the Unregistered Accounts have been sponsored and/or managed by MCI, MCIM or MC China and, accordingly, may be deemed to be affiliated persons therewith within the meaning of Section 2(a)(3)(C) of the 1940 Act because they may be deemed to be under the common control of MC Ltd., an entity that controls MCI, MCIM and MC China within the meaning of Section 2(a)(3)(C) of the 1940 Act. The Applicants are not aware of any other reason why the Registered Funds and the Unregistered Accounts would be affiliated persons or affiliated persons of affiliated persons of each other.  According to the Martin Currie Group employee dealing policy, employees and directors (which for the purposes of such policy includes Chris Ruffle and Shifeng Ke) may not make investments in the Unregistered Accounts.  They may, however, invest in CHN and other Registered Funds, subject to pre-approval by the Martin Currie Group’s Risk & Compliance team, though as of the date hereof neither Chris Ruffle nor Shifeng Ke has done so.

III.           Relief Requested

The Applicants respectfully request an order (the “Order”) of the Commission under Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this application (the “Conditions”), any or all of the Unregistered Accounts to engage in the Proposed Co-Investments with any or all of the Registered Funds.

Applicants believe that the Conditions will ensure the protection of shareholders of the Registered Funds and compliance with the purposes and policies of the 1940 Act with respect to the proposed transactions.

This Application seeks relief on a prospective basis (i) in order to avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each proposed co-investment that arises in the future, (ii) in order to enable the Registered Funds and the Unregistered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) in order to enable the Registered Funds and the Unregistered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.            Section 17(d)

Section 2(a)(3) of the 1940 Act defines an “affiliated person” of another person to include (1) any person directly or indirectly owning, controlling, or holding with power to vote, five percent or more of the outstanding voting securities of such other person; (2) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (3) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (4) any officer, director, partner, copartner or employee of such other person; (5) any investment adviser of or any member of an advisory board of an investment company; and (6) any depositor of an unincorporated investment company not having a board of directors. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company.

Section 17(d) of the 1940 Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the 1940 Act or a company controlled by such a company from engaging as principals in any joint transactions in which such registered company or a company controlled by such a company is a participant in contravention of rules adopted by the Commission. The Commission has adopted Rule 17d-1, which prohibits such transactions in the absence of an order from the Commission, with exceptions for certain classes of transactions. CHN and the Unregistered Accounts have been sponsored and/or managed by MCI, MCIM or MC China and, accordingly, may be deemed to be affiliated persons therewith within the meaning of Section 2(a)(3)(C) of the 1940 Act because they may be deemed to be under the common control of MC Ltd., an entity that controls MCI, MCIM and MC China.  In addition, MCI may be deemed to be an affiliated person of CHN because it acts as investment adviser to and may be deemed to control CHN.

The prohibition in Section 17(d) and Rule 17d-1 could force a Registered Fund to refrain from making an attractive investment simply because another Registered Fund or one or more of the Unregistered Accounts are contemplating making the same investment.

B.            Source of Exemption Authority

Applicants seek relief under Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions which do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the terms and Conditions of the application would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.            Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1.             Each time that an Unregistered Account or Registered Fund proposes to acquire private placement securities, the acquisition of which would be consistent with the investment objectives and policies of another Registered Fund, the Adviser will offer the other Registered Fund the opportunity to acquire a pro rata amount (based upon amounts available for investment by such Registered Fund and the applicable Unregistered Account or Registered Fund) of such private placement securities up to the entire amount being offered to it. If one Registered Fund declines the offer or accepts a portion of the private placement securities offered to it, but one or more other Registered Funds accepts the private placement securities offered, that portion of the private placement securities declined by the Registered Fund may be allocated to the other Registered Fund or Unregistered Account, based on their amounts available for investment. For purposes of the foregoing, the phrase “amounts available for investment” includes available leverage, to the extent such leverage is able and intended to be drawn, and liquid investments intended to be sold, in each case in order to purchase such private placement securities.

2.             (a)           Prior to any co-investment by a Registered Fund, the Adviser will make an initial determination of whether the acquisition of the private placement security is consistent with the investment objectives and policies of the Registered Fund. If the Adviser determines that the acquisition of the private placement securities would be consistent with the investment objectives and policies of the Registered Fund, the Adviser will then determine whether participation in the investment opportunity is appropriate for the Registered Fund and, if so, the appropriate amount that the Registered Fund should invest. If the aggregate of the amount recommended by the Adviser to be invested by the Registered Fund in such proposed co-investment and the amount proposed to be invested by any other Registered Fund and any Unregistered Accounts in the same transaction exceeds the amount of the investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount available for investment by the Registered Funds and the Unregistered Accounts participating in the transaction. The Adviser will provide those directors who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”) of the Registered Fund’s board of directors (the “Joint Transactions Committee”) with information concerning the amount of capital the Registered Funds and the Unregistered Accounts have available for investment in order to assist the Joint Transactions Committee with its review of the Registered Fund’s investments for compliance with these allocation features.

(b)           After making the determinations required in (a) above, the Adviser will submit written information concerning the proposed co-investment, including the amount proposed to be acquired by the Registered Fund, any other Registered Funds, and any Unregistered Account, to the members of the Joint Transactions Committee. A Registered Fund may co-invest in a private placement security only if a majority of the members of the Joint Transactions Committee who have no direct or indirect financial interest in the transaction (“Required Majority”) determine that:

(i)            the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Registered Fund and its shareholders and do not involve overreaching of the Registered Fund or its shareholders on the part of any person concerned;

(ii)           the transaction is consistent with the Registered Fund’s investment objectives and policies as recited in its registration statement and its reports to shareholders; and

(iii)          the co-investment by another Registered Fund or Unregistered Account would not disadvantage the Registered Fund, and participation by the Registered Fund would not be on a basis different from or less advantageous than that of the other participants.

3.             If the Adviser determines that a Registered Fund should not acquire any private placement securities offered to it pursuant to Condition 1 above, the Adviser will submit its determination to the Joint Transactions Committee for approval.

4.             The Registered Funds and any Unregistered Account shall acquire private placement securities in reliance on the order only if the terms, conditions, price, class of securities being purchased, registration rights, if any, and other rights are the same for each Registered Fund and any Unregistered Account participating in the co-investment. When more than one Registered Fund proposes to co-invest in the same private placement securities, the Joint Transactions Committee of each Registered Fund shall review the transaction and make the determinations set forth in Condition 2 above, on or about the same time.

5.             Except as described below, no Registered Fund may make a Follow-On Investment or exercise warrants, conversion privileges, or other rights unless each Unregistered Account and any other Registered Fund make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of such private placement securities. If an Unregistered Account or another Registered Fund anticipates participating in a Follow-On Investment or exercising warrants, conversion rights, or other rights in an amount disproportionate to its holding, the Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of rights by each Registered Fund and submit the recommendation to each Registered Fund’s Joint Transactions Committee. That recommendation will include an explanation why an Unregistered Account is not participating to the extent of, or exercising, its proportionate amount. Prior to any such disproportionate Follow-On Investment or exercise, a Registered Fund must obtain approval for the transaction as set forth in Condition 2 above. Transactions pursuant to this Condition 5 will be subject to the other Conditions set forth in this Application.

6.             No Unregistered Account or Registered Fund will sell, exchange or otherwise dispose of any interest in any private placement securities acquired pursuant to the Order unless each Registered Fund has the opportunity to dispose of the interests at the same time, for the same unit consideration, on the same terms and conditions and in amounts proportionate to its holdings of the private placement securities. With respect to any such transaction, the Adviser will formulate a recommendation as to the proposed participation by a Registered Fund and submit the recommendation to such Registered Fund’s Joint Transactions Committee. The Registered Fund will dispose of such private placement securities to the extent the Joint Transactions Committee, upon the affirmative vote of the Required Majority, determines that the disposition is in the best interests of the Registered Fund, is fair and reasonable, and does not involve overreaching of the Registered Fund or its shareholders by any person concerned.

7.             The expenses, if any, associated with acquiring, holding, or disposing of any private placement securities (including, without limitation, the expenses of the distribution of any securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by the Adviser under its investment management agreements with the Registered Funds and the Unregistered Accounts, be shared by the Registered Funds and the Unregistered Accounts in proportion to the relative amounts of such private placement securities held or being acquired or disposed of, as the case may be, by the Registered Funds and the Unregistered Accounts.

8.             The Joint Transactions Committee of each Registered Fund will be provided quarterly for its review all information concerning co-investments made by the Registered Fund and the Unregistered Accounts and other Registered Funds, including investments made by the Unregistered Accounts in which the Registered Fund declined to participate, so that the Joint Transactions Committee may determine whether all investments made during the preceding quarter, including those investments in which the Registered Fund declined to participate, comply with the Conditions of the Order. In addition, the Joint Transactions Committee will consider at least annually the continued appropriateness of the standards established for co-investment by the Registered Fund, including whether the use of the standards continues to be in the best interests of the Registered Fund and its shareholders and does not involve overreaching on the part of any person concerned.

9.             Except for a Follow-On Investment made pursuant to Condition 5 above, no investment will be made by a Registered Fund in reliance on the Order in private placement securities of any entity if the Adviser knows or reasonably should know that another Registered Fund or Unregistered Account or any affiliated person of such Registered Fund or Unregistered Account then currently holds a security issued by that entity.

10.           Any transaction fee (including break-up or commitment fees but excluding brokerage fees contemplated by section 17(e)(2) of the 1940 Act) received in connection with a transaction entered into in reliance on the requested Order will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the 1940 Act, and the account will earn a competitive rate of interest that also will be divided pro rata among the participants based on the amounts they invested or committed, as the case may be, in such transaction. The Adviser will receive no additional compensation or remuneration of any kind as a result of or in connection with a co-investment, or compensation for its services in sponsoring, structuring, or providing managerial assistance to an issuer of private placement securities that is not shared pro rata with the co-investing Registered Funds and Unregistered Accounts.

11.           Each Applicant will maintain and preserve all records required by Section 31 of the 1940 Act and any other provisions of the 1940 Act and the rules and regulations under the 1940 Act applicable to such Applicant. The Registered Funds will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Registered Funds were a business development company and the co-investments and any Follow-On Investments (or exercise of warrants, conversion rights or other rights) were approved under Section 57(f).

IV.           Statement in Support of Relief Requested

Applicants submit that allowing the Proposed Co-Investments as proposed by this Application is justified on the basis of (i) the potential benefits to the Registered Funds and the shareholders thereof and (ii) the protections found in the terms and Conditions set forth in this application.

A.            Potential Benefits

In the absence of the relief sought hereby, the Registered Funds would be limited in their ability to participate in certain attractive and appropriate investment opportunities. Absent the type of self-dealing and overreaching that Section 17(d) was intended to counteract, the Applicant asserts that Section 17(d) should not prevent registered investment companies from making investments that are in the best interests of their shareholders.

The ability to participate in Proposed Co-Investments will benefit the Registered Funds and their shareholders by increasing the amount of favorable investment opportunities available to them. The Registered Funds will be able to (i) have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Registered Fund could obtain on its own and (ii) increase their bargaining power to negotiate more favorable terms.  The Registered Funds would not be disadvantaged by their participation in the Proposed Co-Investments because (i) all participants will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, (ii) procedures to be adopted by the Joint Transaction Committee of the Registered Fund’s Board of Directors will mandate fair treatment so that MCI, MCIM or MC China will not be able to affect the terms of an offering to favor one client or group of clients over another, and (iii) investments in the private placement securities will be consistent with the Registered Fund’s investment objectives.  These procedures are designed to ensure that the interests of all participants would be aligned in any Proposed Co-Investment.

At a meeting of the Board held on December 7, 2006, the Independent Directors made findings that it is in the best interests of CHN to be able to co-invest with the Unregistered Accounts and any other Registered Funds managed by the Adviser because, among other matters, CHN will be able to participate in a larger number and greater variety of transactions; CHN will be able to participate in larger transactions; CHN will be able to participate in all investment opportunities rather than risk underperformance by its exclusion from appropriate investment opportunities participated in by the Unregistered Accounts; CHN and any other Registered Funds and Unregistered Accounts participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; CHN will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; CHN will be able to avoid its exclusion from appropriate investment opportunities, which is less attractive than pro rata participation by eligible accounts; and the general terms and conditions of the proposed exemptive order are fair to CHN and its shareholders. The Independent Directors also determined that it is in the best interests of CHN and its shareholders to obtain the Order at the earliest possible time and instructed MCI and counsel to use all appropriate efforts to accomplish such goal.  The Board, by unanimous written consent, has authorized the filing of this Application.

B.            Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the Proposed Co-Investments are consistent with the protection of each Registered Fund’s investors and with the purposes intended by the policy and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) all participants will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant, (ii) the decision to participate in a proposed co-investment will need to be approved by the Joint Transactions Committee of each Registered Fund to ensure that the terms of the Proposed Co-Investment are fair and reasonable, do not involve overreaching and are consistent with the investment objectives and policies set forth in filings with the Commission and (iii) each Applicant is required to retain and maintain certain records.

1.                             The Proposed Transactions are Consistent with Purposes of the 1940 Act.

The final clause of Section 1(b) of the 1940 Act provides that the policy and provisions of this title...are to mitigate and, so far as feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.

As relevant here, Section 1(b)(3) provides that the national public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities selected, in the interest of...other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders.

Therefore, the proposed transactions should be evaluated for consistency with the 1940 Act’s provisions, policies and purposes, and in particular Rule 17d-1; in part with reference to the concerns enumerated in Section 1(b)(3).

Applicants believe that the proposed transactions do not raise Section 1(b)(3) concerns for the reasons discussed below and, therefore, meet the “consistent with the provisions, policies, and purposes” element in Rule 17d-1(b).  None of MCI, MCIM or MC China will cause the Registered Funds to make a Proposed Co-Investment in a manner designed to promote the interests of one Registered Fund over another Registered Fund or an Unregistered Account.  As noted above and more fully discussed above, the Registered Funds and Unregistered Accounts must be treated exactly the same under the Conditions. Consequently, MCI, MCIM or MC China would be precluded from making investments for the benefit of one Registered Fund over another.  MCI, MCIM and MC China also would be prohibited from making a Proposed Co-Investment that favors the interests of the Unregistered Accounts over a Registered Fund.  The Conditions would continue to require co-investments on behalf of a Registered fund and the Unregistered Accounts to be made in the exact same manner.

2.                             The Proposed Transactions Will Not Disadvantage the Registered Funds.

The proposed transactions also will not result in one Registered Fund being treated on a different or less advantageous basis than an Unregistered Account, or another Registered Fund.  All applicants would remain subject to the Conditions, which effectively require the Registered Funds and the Unregistered Accounts to enter into the Proposed Co-Investments in the same proportionate manner and subject to the same conditions, and provide similar protections with respect to subsequent additional purchases as well as dispositions of private placement securities.

In addition, all Applicants would be required to pay on a pro rata basis according to the amounts of the private placement securities. The Adviser, however, would be responsible for paying any expenses that it is already obligated to pay under its investment management agreement with the Registered Funds and the Unregistered Accounts.

Finally, the Joint Transactions Committee of each Registered Fund would continue to be in the position of reviewing and evaluating in advance the terms of the Proposed Co-Investments and conditions under which the Registered Fund accepts or declines to participate in lock-step actions with other Registered Funds or Unregistered Accounts, such as making Follow-On Investments or disposing of private placement securities. The Joint Transactions Committee also would receive and review on a quarterly basis all information concerning the Proposed Co-Investments, which would give the Committee the periodic opportunity to evaluate the progress and continued

advisability of the co-investment program with the benefit of hindsight and full information.

Applicants believe that, collectively, these Conditions ensure that the Registered Funds are not treated in a different or less advantageous manner than the other Applicants.  Applicants further believe that because all Applicants must generally co-invest in the same proportionate manner and the Proposed Co-Investments are subject to the same terms and conditions, any benefits derived from providing managerial assistance, sponsoring or structuring the terms of a Proposed Co-Investment will proportionately  redound to all Applicants, including the Registered Funds.

Transactions fees and any fees for an Adviser’s services in sponsoring, structuring or providing managerial assistance to an issuer of a private placement security would be allocated among all participating Applicants on a pro rata basis in amounts proportionate to their respective holdings. In addition, any of these fees that an Adviser receives in connection with a transaction would have to be deposited in an account with a 1940 Act 26(a)(1) qualified bank that pays a competitive rate of interest.  Any interest earned on the account would have to be allocated to all participating Applicants on a pro rata basis.  Further, the Adviser will receive no additional compensation or remuneration of any kind as a result of providing managerial assistance to an issuer that is not shared pro rata among the participants in a Proposed Co-Investment.

For the foregoing reasons, Applicants believe that the Registered Funds would participate in the proposed co-investment transactions in a manner fully consistent with the provisions, policies, and purposes of the 1940 Act, and on a basis that is not different or less advantageous than any other participant. Therefore, Applicants request that the SEC issue the Order exempting them from Section 17(d) and Rule 17d-1 to the extent necessary to engage in the proposed co-investment transactions.

V.            Precedents

The Commission previously has issued orders, subsequently amended, permitting certain registered investment companies and their affiliates to co-invest in private placement securities. See Special Value Opportunities Fund, LLC, et al.; Investment Company Act Rel. Nos. 13068 (April 11, 2006) (notice) and 27316 (May 9, 2006) (Order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order); Massachusetts Mutual Life Insurance Company, et al., Investment Company Act Rel. Nos. 24557 (July 13, 2000) (notice) and 24595 (August 8, 2000) (order).  The Applicants note that the terms and Conditions contained within this Application are intended to repeat substantially the terms and certain of the conditions of certain of such orders previously granted by the Commission in similar circumstances.

VI.           Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Martin Currie Inc.

Martin Currie Investment Management Limited

MC China Limited

China Development Capital Partnership Master Fund LP

China Development Capital GP Limited

China Healthcare GP Limited

China Healthcare Partnership Master Fund LP

Attn: James Fairweather

Martin Currie (Holdings) Limited

Saltire Court

20 Castle Terrace

Edinburgh EH1 2ES

(011) 44-131-229-5252

The China Fund, Inc.

Attn: Mary Moran Zeven

c/o State Street Bank & Trust

2 Avenue de Lafayette, 6th Floor

P.O. Box 5049

Boston, Massachusetts 02206-5049

(888) 246-2255

Each Applicant further states that all written or oral communications concerning this Application should be directed to:

Gregory D. Sheehan

George Braxton Raine

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

(617) 951-7000

With copies to:

Mary Moran Zeven

The China Fund, Inc.

c/o State Street Bank & Trust

2 Avenue de Lafayette, 6th Floor

P.O. Box 5049

Boston, Massachusetts 02206-5049

(888) 246-2255

James Fairweather

Martin Currie (Holdings) Limited

Saltire Court

20 Castle Terrace

Edinburgh EH1 2ES

(011) 44-131-229-5252

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019-6131

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1, A-2, A-3, A-4, A-5 and A-6.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of MC China, MCI, and MCIM states that its governing documents authorize Jamie Sandison, or any other single Director, to make any filing with any regulatory body without action by any other person. Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of CDCP Master, CDCP GP, CHP Master and CHP GP states that its governing documents authorize Jamie Paton, or any other single Director, to make any filing with any regulatory body without action by any other person.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, CHN states that its Board of Directors has authorized Jamie Skinner, successor to Gary L. French as President of CHN, to execute and file this Application.  The pertinent provisions of resolutions taken by CHN’s Board of Directors relating to such authorization are attached as Exhibit B.

VII.         Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Rule 17d-1 of the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated:   January 12, 2010

MARTIN CURRIE INC

/s/ Jamie Sandison
Name: Jamie Sandison
Title: Director

MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED

/s/ Jamie Sandison
Name: Jamie Sandison
Title: Director

MC CHINA LIMITED

/s/ Jamie Sandison
Name: Jamie Sandison
Title: Director

THE CHINA FUND, INC.

/s/ Jamie Skinner
Name: Jamie Skinner
Title: President

CHINA DEVELOPMENT CAPITAL GP LIMITED

/s/ Jamie Paton
Name: Jamie Paton
Title: Director

CHINA DEVELOPMENT CAPITAL PARTNERSHIP MASTER FUND LP

By:	China Development Capital GP Limited, in its capacity as general partner of China Development Capital Partnership Master Fund LP

/s/ Jamie Paton
Name: Jamie Paton
Title: Director

CHINA HEALTHCARE GP LIMITED

/s/ Jamie Paton
Name: Jamie Paton
Title: Director

CHINA HEALTHCARE PARTNERSHIP MASTER FUND LP

By:	China Healthcare GP Limited, in its capacity as general partner of China Healthcare Partnership Master Fund LP

/s/ Jamie Paton
Name: Jamie Paton
Title: Director

EXHIBIT A-1

VERIFICATION

Scotland, United Kingdom)

Edinburgh)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Martin Currie Inc, that he is the Director of such company and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jamie Sandison
Jamie Sandison
Director

EXHIBIT A-2

VERIFICATION

Scotland, United Kingdom)

Edinburgh)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Martin Currie Investment Management Limited, that he is the Director of such company and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jamie Sandison
Jamie Sandison
Director

EXHIBIT A-3

VERIFICATION

Scotland, United Kingdom)

Edinburgh)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of MC China Limited, that he is the Director of such company and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jamie Sandison
Jamie Sandison
Director

EXHIBIT A-4

VERIFICATION

Scotland, United Kingdom)

Edinburgh)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of The China Fund Inc., that he is the President of such company and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jamie Skinner
Jamie Skinner
President

EXHIBIT A-5

VERIFICATION

Hong Kong SAR, People’s Republic of China)

Hong Kong )

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of China Development Capital GP Limited and China Development Capital Partnership Master Fund LP, that he is the Director of China Development Capital GP Limited, the general partner for China Development Capital Partnership Master Fund LP and that all actions necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jamie Paton
Jamie Paton
Director

EXHIBIT A-6

VERIFICATION

Hong Kong SAR, People’s Republic of China)

Hong Kong )

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of China Healthcare GP Limited and China Healthcare Partnership Master Fund LP, that he is the Director of China Healthcare GP Limited, the general partner for China Healthcare Partnership Master Fund LP and that all actions necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jamie Paton
Jamie Paton
Director

EXHIBIT B

Officer’s Certificate

The undersigned, being duly elected President of The China Fund, Inc., DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors of The China Fund, Inc, at a meeting duly held on December 7, 2006, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 12th day of January, 2010.

By:	/s/ Jamie Skinner
Name:	Jamie Skinner
Title:	President

Resolutions of the Board of Directors of CHN

The undersigned, being all the members of the Board of Directors of The China Fund, Inc., a Maryland corporation (the “Fund”), do hereby adopt the following resolutions, pursuant to Section 2-408(c) of the General Corporation Law of the State of Maryland, by written consent without a meeting, with full force and effect as if adopted by the unanimous affirmative vote of the Board of Directors at a duly constitute a meeting:

RESOLVED, the Fund be, and hereby is, authorized to file with the Securities and Exchange Commission (the “SEC”) an Application, substantially in the form attached to this Unanimous Written Consent, pursuant to Section 6(c) and Rule 17d-1 under the Investment Company Act of 1940 seeking relief to permit the Fund to make investments jointly with clients of its investment manager, Martin Currie Inc., and clients of related entities of Martin Currie Inc.; and

FURTHER RESOLVED, either of Gary French or Mary Zeven be, and hereby is, authorized to execute and file with the SEC such Application on behalf of the Fund.

This Consent, which may be executed in counterparts, shall be effective when signed and filed in the minute book of the Fund, whereupon it shall constitute the act of the Board of Directors of the Fund.